NO ACT

DC PE
6-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

1 [redacted]

09011667

2 [redacted]

09011668

June 11, 2009

Mail Stop 4546

Received SEC

JUN 1 1 2009

Washington, DC 20549

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Act: 1933
Section: 5
Rule:
Public Availability: 6/11/2009

Re: 1 **Bank of America Corporation**
2 **Banc of America Securities LLC**
3 **Merrill Lynch Pierce Fenner & Smith Inc.**

3 [redacted]

09011669

Dear Mr. Dunn:

In regard to your letter of June 9, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

O

O'MELVENY & MYERS LLP

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June 9, 2009

SECURITIES ACT OF 1933
SECTION 5

<u>Hand Delivery and E-Mail</u>

Thomas Kim
Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
E-Mail: Cfletters@sec.gov

Re: Status of Listed Index Basket Transactions under Section 5 of the Securities Act of 1933

Dear Mr. Kim:

On behalf of Bank of America Corporation ("**BAC**"), and its indirect and wholly-owned subsidiaries, Banc of America Securities LLC ("**BAS**") and Merrill Lynch Pierce Fenner & Smith Inc. ("**MLPFS**"), we hereby request that the staff of the Division of Corporation Finance (the "**Division**") not recommend that the U.S. Securities and Exchange Commission (the "**SEC**" or the "**Commission**") take enforcement action against BAC, BAS, or MLPFS if either BAS or MLPFS sell a basket of stocks (each, a "**Basket**") that includes BAC common stock in connection with customer facilitation as described herein and includes BAC common stock in the Basket without registration under Section 5 of the Securities Act of 1933 (the "**Securities Act**").

In particular, consistent with the facts of this letter, we request that the Division not recommend enforcement action if, without registration under Section 5, BAS or MLPFS sells a Basket comprising the component stocks of the indices listed in <u>Exhibit A</u> hereto (the "**Specified Indices**" and each a "**Specified Index**") that includes BAC common stock in the manner described in this letter. In this regard we note that each of the Specified Indices is composed of the equity securities of at least twenty different issuers and BAC common stock represents 5% or less of the value of each of the Specified Indices. In addition, we note that none of the Specified Indices were created by BAC, BAS, MLPFS, or any affiliate of those entities.

I. Background

A. Description of Index-Based Program Trading

BAS and MLPFS, registered broker-dealers under Section 15(a) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), engage in various index-related trading activities through a trading desk known as the "Program Trading Desk." The Program Trading Desk trades "baskets" of stocks, exchange-traded funds ("**ETFs**"), and related futures contracts that track widely disseminated stock indices, such as the S&P 500.[1] In a typical index basket transaction, the Program Trading Desk buys and sells an entire basket of stocks comprising the actual securities that track the relevant index -- for example, for an S&P 500 basket, the S&P 500 component stocks. Our request relates to the Program Trading Desk's sale of the BAC common stock in connection with facilitating BAS' and MLPFS' customer trades of the Basket comprising one of the Specified Indices. Such Specified Index Basket transactions entail simultaneous entry, but separate execution, of orders in the component securities in proportion to their relative representation in the Specified Index.

As part of BAS' and MLPFS' index-based program trading business, the Program Trading Desk may, on occasion, act in a "principal" capacity, which means that BAS or MLPFS is performing a customer facilitation role by committing BAS' or MLPFS' capital. Such facilitation activity takes place in connection with customers' trading strategies involving (i) the purchase or sale of a large number of securities to track a particular index at a benchmark price ("**Benchmark Facilitation**") and (ii) the exchange of a futures contract for physicals ("**EFP**"), which entails a simultaneous transaction in a basket of index stocks and index futures ("**EFP Facilitation**").[2] The following is a brief description of each of these facilitation activities.

Benchmark Facilitation. When a customer seeks to sell a particular index basket at a benchmark price, such as the volume weighted average price ("**VWAP**") of each of the relevant stocks tracking the index, BAS or MLPFS may bid to purchase the entire basket from the customer, in response to the customer's desire for a guaranteed execution price. This facilitation activity is made possible only by BAS' or MLPFS' decision to commit their own capital to acquire a "long" position in each of those stocks, providing liquidity in the market to offset any potential selling pressure. To trade out of (or "liquidate") this long position assumed by either BAS or MLPFS, the Program Trading Desk sends sell orders in the component stocks through

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[1] S&P® is a trademark of the McGraw-Hill Companies, Inc.

[2] EFP transactions are conducted pursuant to applicable futures contract regulations, which generally require that the purchase and sale of the futures contract be simultaneous with the sale and purchase of a comparable quantity of stock. *See* Commodity Exchange Act § 6c(a), 7. U.S.C. § 6c(a), and Rule 1.38 thereunder; Chicago Mercantile Exchange ("**CME**") Rule 538; Report of the Commodity Futures Trading Commission ("**CFTC**") Division of Trading and Markets: Exchanges of Futures for Physicals (Oct. 1987). Among other things, the CME requirements for EFP transactions involving stock index futures provide that "[s]tock baskets must be highly correlated to the underlying index with an R2 =.90 or greater. Further, these stock baskets must represent at least 50% of the underlying index by weight; OR, include at least 50% of the names of the underlying index. " *See* EFP/EBF/EFR Trading Practices Q&A (A20), Apr. 30, 2007, available at http://www.cme.com/files/efpfaq.pdf.

computerized trading facilities that permit a simultaneous entry of multiple orders. As a matter of general business practice, BAS and MLPFS seek to "flatten" their positions by the close of trading on the business day following the customer facilitation transaction.[3]

EFP Facilitation. When a customer seeks to transfer its "short" index futures position and the offsetting long position in each of the relevant stocks tracking the index, BAS or MLPFS may bid to purchase the entire basket from the customer and simultaneously sell the corresponding futures position to the customer. Typically, EFP transactions are priced off the market opening or closing price for each of the relevant component stocks. Once the Program Trading Desk acquires the long stock position and short futures position, it seeks to "unwind" the EFP trade by sending sell orders for the component stocks through computerized trading facilities that permit a simultaneous entry of multiple orders while buying the futures on the relevant contract market.[4]

B. Industry Developments and Regulatory Backdrop

Since the early 1980s, index-based program trading has grown significantly due to an increasing number of index funds and an increasing amount of indexed assets.[5]The volume of EFP trading involving stock index futures continues to grow.[6] More recently, ETFs have gained in popularity. Although purchases and sales of ETF shares, in and of themselves, do not involve direct trades of the stocks comprising the relevant index, their creation and redemption activities may necessitate a substantial amount of index-based program trading. The historical data

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[3] Similarly, BAS or MLPFS may also facilitate a customer order to purchase an index basket by acting in a principal capacity. For example, the customer may seek to buy a basket of securities comprising a particular index at a VWAP-based price. The Program Trading Desk may agree to sell the basket to the customer at the guaranteed price, thereby acquiring a "short" position. This sale of the basket to the customer also involves the use of computerized trading facilities that permit a simultaneous entry of multiple orders. To trade out of or liquidate this short position, the Program Trading Desk sends buy orders in the component stocks to the marketplace.

[4] Similarly, BAS or MLPFS may also facilitate a customer EFP order to sell a long futures position and the offsetting short position in each of the stocks comprising the index. For example, the Program Trading Desk may agree to sell the basket to the customer (which is executed by using computerized trading facilities that permit a simultaneous entry of multiple orders), thereby assuming, in effect, the customer's short position, while purchasing the corresponding futures position from the customer at a price based on the market opening or closing. Again, to "unwind" the EFP trade, the Program Trading Desk sends buy orders in the component stocks to the marketplace while selling the futures on the relevant contract market.

[5] As noted by the SEC, "The advent of trading in index futures and options in the early 1980s led to the development of stock trading strategies involving the acquisition and liquidation of offsetting positions in the underlying stocks. As those strategies matured, and as institutional investors became increasingly interested in holding portfolios that tracked the market as a whole, program trading evolved. Program trading can be described as the simultaneous entry, but separate execution, of orders in stocks in proportion to their relative representation in major indices." Exchange Act Rel. No. 26,908 (June 8, 1989), 54 Fed. Reg. 25,516 (June 15, 1989).

[6] Between 1986 and 1996, the CFTC stated that "EFP activity as a share of trading volume has been relatively stable in traditional agricultural markets and has declined in some cases. The trend for financial futures contracts has been just the opposite, with EFP activity continuing to increase, in some cases dramatically." CFTC Concept Release, 63 Fed. Reg. 3708, 3711 (Jan. 26, 1998).

compiled by the New York Stock Exchange LLC ("**NYSE**") demonstrates the expansion of program trading in recent years. For example, in December 2003, program trading volume accounted for approximately 25.1% of total NYSE volume; the figure for June 2006 was 46.4%.[7]

As more fully described in Part II of this letter, the Division previously made appropriate regulatory accommodations in order to facilitate the NYSE's Exchange Stock Portfolio Service ("**ESP Service**").[8] The ESP Service, whose operation was suspended in 1991, allowed trades in the component stocks of an index to be effected in a single execution, as opposed to separate execution for each of the component stocks. In this narrow aspect, the ESP Service differs from BAS' and MLPFS' current index-based program trading activities. In the ESP No-Action Letter, the Division stated that the "Division will not recommend that the Commission take enforcement action against an Exchange member corporation who engages in agency and proprietary transactions in connection with a Basket including equity securities issued by either such Exchange Member or an affiliate of such Exchange Member without compliance with Section 5," provided that such transactions are executed pursuant to the rules of the ESP Service.[9]

Also as more fully described in Part II of this letter, the Division made a further appropriate regulatory accommodation in order to extend the ESP No-Action Letter precedent to S&P 500 basket transactions. In the J.P. Morgan No-Action Letter,[10] the Division provided J.P. Morgan Securities Inc. ("**JPMSI**") with no-action relief to sell baskets of stocks comprising the S&P 500 Index, including the common stock of JPMSI's corporate parent, J.P. Morgan Chase & Co., without registration under Section 5.

In addition, the Commission has adopted certain rules to facilitate index-related program trading activities. For example, Exchange Act Rule 12a-7, adopted following approval of the NYSE's ESP Service, allows for a national market system security that is a component stock of a "standardized market basket" (as defined in Rule 12a-7) to be traded on an exchange without being registered pursuant to Exchange Act Section 12(a). The Commission reasoned that the reporting of last sale information on such stocks, the availability of information about their issuers, and the particular qualitative and quantitative requirements applicable to these securities justified an exemption.[11] Similarly, by way of example, Regulation M under the Exchange Act provides an exception for basket transactions, which are defined for that purpose as "[b]ids or purchases, in the ordinary course of business, in connection with a basket of 20 or more securities in which a covered security does not comprise more than 5% of the value of the basket

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[7] *See* NYSE Program Trading Statistics, http://www.nyse.com/marketinfo/datalib/1152267398806.html. Under the former methodology (i.e., program buy volume + program sell volume as percent of NYSE volume), these figures would have been 50.2% in December 2003 and 92.2% in June 2006. *See id.*

[8] *See* Division of Corporation Finance no-action letter to the NYSE, SEC No-Action Letter (Oct. 26, 1989) ("**ESP No-Action Letter**").

[9] *See* ESP No-Action Letter.

[10] *See* Division of Corporation Finance no-action letter to J.P. Morgan Securities, Inc., SEC No-Action Letter (June 5, 2007) (the "**J.P. Morgan No-Action Letter**").

[11] Exchange Act Rel. No. 34-29285 (June 11, 1991), 56 Fed. Reg. 28,320 (June 20, 1991).

purchased," as well as for re-balancing of a basket due to changes in the composition of a standardized index.[12]

Most recently, the Commission, in a joint release with the Commodities Futures Trading Commission (the "**CFTC**"), adopted rules to implement the Commodities Futures Modernization Act of 2000 (the "**CFMA**") in order to facilitate index-related program trading activities.[13] The CFMA established a framework for the joint regulation by the CFTC and SEC of the trading of futures on narrow-based security indices and subjected the trading of futures on indexes that were not narrow-based security indices to the sole jurisdiction of the CFTC.

II. Discussion

In the ordinary course of its business as a broker-dealer, BAS' or MLPFS' Program Trading Desk provides benchmark and EFP Facilitation services to its customers. At present, if a customer seeks to trade baskets of stocks that include BAC common stock (such as the Specified Indices), the Program Trading Desks' ability to provide such facilitation services by acting as principal is substantially hampered. For the reasons discussed below, we believe that this outcome is not warranted, given the policy rationale underlying the Securities Act.

A. Need for Relief

From time to time, in order to facilitate a customer order to sell the Specified Index Basket, BAS' or MLPFS' Program Trading Desk takes a long position in each of the relevant component stocks, including the BAC common stock. Currently, in the course of liquidating that position, for all other stocks in the Specified Index Basket, the Program Trading Desk sends sell orders to the marketplace via computerized trading facilities that permit a simultaneous entry of multiple orders,[14] but does not sell the BAC common stock in this fashion because of concerns that such sales may not qualify for the Section 4(3) dealer's exemption, given the corporate affiliation between BAS and MLPFS and BAC.[15] That is, the exemption provided by Section 4(3) of the Securities Act is expressly limited to "transactions by a dealer" and a broker-dealer may not qualify as a "dealer," within the meaning of Section 2(a)(12) of the Securities Act, if the broker-dealer offers or sells securities of an affiliate. Section 2(a)(12) limits the definition of

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[12] Regulation M, Rule 101(b)(6) under the Exchange Act, 17 C.F.R. § 242.101. *See*, Exchange Act Rel. No. 34-38067 (December 20, 1996), 62 Fed. Reg. 520 (January 3, 1997).

[13] Exchange Act Rel. No. 34-44724 (August 21, 2001), 66 Fed. Reg. 44,490 (August 23, 2001).

[14] Various trading centers receive the entry of such electronic orders from their member firms for the securities listed on their markets, such as the NYSE's SuperDot, which is an electronic order-routing system used by NYSE member firms to send market and limit orders to the NYSE. *See* NYSE, Hybrid Market Training Program, Sep. 2006, available at http://www.nyse.com/pdfs/hm_booklet.pdf.

[15] Similarly, when either BAS or MLPFS is asked to facilitate a customer order to buy a Specified Index Basket by acting as principal, the Program Trading Desk currently does not include the BAC common stock in the firm's sale of the basket to "fill" the customer order, again because of concerns that the sale may not qualify for the dealer's exemption.

"dealer" to a person in the business of dealing or trading "securities issued by another person."[16] Generally, when a broker-dealer offers or sells securities issued by its affiliate, those securities are not viewed as "issued by another person" and, therefore, a broker-dealer selling those affiliate securities would not be deemed to be a "dealer" for purposes of Section 2(a)(12) and, as such, the Section 4(3) exemption would not be available.

Absent the Section 5 concerns, the Program Trading Desk would like to trade out of that position, just as it trades out of the positions that BAS and MLPFS have in the other component stocks. Similarly, from time to time, BAS and MLPFS take long positions in the relevant Specified Index component stocks in order to facilitate the customer's EFP order involving a transfer of the paired short futures/long stock positions. In the future, upon completing the EFP, the Program Trading Desk would like to unwind the "cash leg" (that is, the long position in the Specified Index Basket) by sending sell orders to the marketplace without having to exclude the BAC common stock.[17]

In this regard, it should be noted that BAS and MLPFS cannot rely on the Section 4(4) exemption for unsolicited brokerage transactions, because their sale of the BAC common stock would not be deemed an agency transaction executed upon an unsolicited customer order to buy the security. In a principal sale to a customer, even if the customer approaches BAS or MLPFS on an unsolicited basis, Section 4(4) is not available because it would not qualify as a "brokers' transaction." BAS and MLPFS cannot avoid the Section 5 issue by acting in an agency rather than a principal capacity while satisfying their customers' needs, because BAS' and MLPFS' customers seek a fixed price execution for their benchmark or EFP orders, which cannot be provided unless BAS or MLPFS steps in as principal and assumes risk. By putting their capital at risk, BAS and MLPFS are providing liquidity in connection with these transactions, which serves important interests of market participants and the securities markets generally.

Registration under Section 5 of the Act is not a practical alternative in light of the related expenses and administrative burdens. In addition, BAS and MLPFS would be unable to effect registered sales of the BAC common stock during "blackout" periods, which would add further inconvenience and uncertainty for BAS' and MLPFS' customers and BAS' and MLPFS' index-based program trading business. The NYSE's ESP Service is not available at present, and there is no alternative exchange-traded basket trading service with respect to which the Division has extended regulatory accommodations under Section 5 of the Act.

In short, absent the relief requested herein, BAS and MLPFS have to leave the BAC common stock out of the Specified Index Basket in order to avoid the Section 5 issue relating to the sale of the BAC common stock. This inconveniences customers and introduces unnecessary

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[16] *See* Division of Corporation Finance no-action letter to Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (March 26, 1976) and Leumi Securities Corp., SEC No-Action Letter (September 6, 1974).

[17] Similarly, when either BAS or MLPFS is asked to facilitate a customer EFP order involving a transfer of the paired long futures/short stock positions, the Program Trading Desk currently does not include the BAC common stock in assuming the customer's short positions in any Specified Index Basket.

complications into BAS' and MLPFS' ability to engage in Specified Index Basket trading, a critical component of today's securities markets. Moreover, BAS, MLPFS and other U.S. firms in a similar position are at a competitive disadvantage in relation to other broker-dealers whose parent corporations' stocks are not components of the Specified Indices (*e.g.*, those owned by foreign holding companies).[18]

B. Basis for Relief

We hereby seek the Division's assurance that it will not recommend enforcement action if BAS or MLPFS sells the common stock of BAC in connection with its facilitation of customer orders for the Specified Index Baskets without registration under Section 5 of the Securities Act. In these transactions, each of BAS and MLPFS essentially function as a dealer, rather than as an issuer or underwriter. The transactions will be executed in the ordinary course of BAS' or MLPFS' business of buying and selling securities as a broker-dealer. The Program Trading Desk will trade the BAC common stock in order to meet customers' needs for Benchmark and EFP Facilitation services, not as a means to engage in an unregistered distribution of the security.

BAS' and MLPFS' transactions in the BAC common stock will occur as part of an integrated set of transactions based on the Specified Indices. They will not be part of any particular effort to distribute any individual security. Orders to sell the BAC common stock will be entered simultaneously along with orders to sell all of the other component stocks. The Specified Index Basket transactions will occur as part of a single trading strategy. The terms of the trade (execution price and quantity) of the Specified Index Basket will not be individually negotiated per each stock included in the basket, and the investment decision is based on the entire basket as a whole. Neither the Program Trading Desk, any other business unit of BAS or MLPFS, nor any affiliate of BAC will solicit customer transactions in the BAC common stock.[19] While BAS, MLPFS and the Program Trading Desk may advertise and market the availability of index-based program trading services to investors in general, no basket transaction with any customer will be initiated upon solicitation by the personnel of BAS or MLPFS, or the personnel of any affiliate of BAC.

It is purely coincidental to the customer-directed trading activity described herein that the common stock of BAS' and MLPFS' parent corporation is included in the Specified Indices. The Program Trading Desk by no means undertakes index-based program trading as a means to effect direct or indirect distributions of the BAC common stock without registration. Indeed, the Program Trading Desk currently has to go to great lengths to exclude the BAC common stock from its trading, which is inconvenient for the customer, complicated for BAS and MLPFS, and serves no apparent investor protection purpose. The Program Trading Desk does not possess any

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[18] In addition to BAC, a number of corporations whose affiliates include NYSE member firms are included in the Specified Indices.

[19] As discussed below, NYSE Rule 312(f) currently prohibits a member firm from effecting any transaction in its parent corporation's equity or non-investment grade debt securities for the account of any customer, except on an unsolicited basis.

"inside information" regarding the BAC common stock by virtue of the corporate affiliate relationship among BAC, BAS and MLPFS.

Investor protection would not be furthered by requiring registration of the BAC common stock when the sale takes place only as part of the Specified Index Basket trading. These transactions are overwhelmingly a sale of the Specified Index stocks as a whole, not the sale by BAS or MLPFS of their parent corporation's common stock. Customers wishing to buy or sell a Specified Index Basket from or through BAS or MLPFS are focused on the merit of the index as a whole, and not any particular individual component stock. Disclosure about BAC provided through registration in this setting would not be relevant to investors considering these basket trades.

We believe that the relief requested by BAC, BAS and MLPFS is substantially similar to the relief granted by the Staff in the J.P. Morgan No-Action Letter. In the J.P. Morgan No-Action Letter, the Division provided JPMSI with no-action relief to sell baskets of stocks comprising the S&P 500 Index, including the common stock of JPMSI's corporate parent, J.P. Morgan Chase & Co., without registration under Section 5. The type and characteristics of the transactions described in the J.P. Morgan No-Action Letter are identical to the Basket transactions described above. except that the overall composition of the Basket would be composed of all of the securities comprising any one of the Specified Indices, rather than being limited to the condition in the J. P. Morgan No-Action Letter that the Basket be composed of S&P 500 Index.

JPMSI predicated its request for relief in large part upon the relief granted by the Staff in connection with the NYSE ESP Service.[20] The NYSE sought relief on behalf of its members in 1989, in connection with the launch of its ESP Service. The first portfolio to be traded on the service was based on the S&P 500, which at the time included the parent companies of five NYSE member firms. In this context, the Division took a no-action position under Section 5, provided that (i) the transactions were effected in accordance with NYSE Rule Series 800, which governed the ESP Service, (ii) the transactions complied with NYSE Rule 312(g) (currently codified as 312(f)) and the exceptions to that rule provided in Rule 800(c)(vii), and (iii) the member corporation's or affiliate's stock did not constitute more than 5% of the value of the basket. The 5% limitation also applied to any customized basket created through a "split" between member and customer of the basket stocks pursuant to the applicable NYSE rules.

As in the ESP No-Action Letter and the J.P. Morgan No-Action Letter, the Specified Index Baskets at issue in this request are based on widely disseminated stock indices. The ESP Service was designed to permit trading of standardized baskets, each of which was required to be based on a widely disseminated stock index and approved by the NYSE. Initially, according to the ESP No-Action Letter, the ESP Service would provide for trading in just one basket, which was based on the S&P 500 Portfolio Index. The ESP No-Action Letter even permitted the NYSE member firm to "split" a basket with a customer, if the customer did not want to trade all of the

[20] *See* ESP No-Action Letter.

component stocks. In this regard, it should be noted that, much like JPMSI, BAS and MLPFS seek relief for a more limited range of basket trading than what is permitted under the ESP No-Action Letter, because the NYSE's index-based programs entail customization.

Like the ESP Service and JPMSI's customer facilitation services, the terms of BAS' and MLPFS' trades with its customers are negotiated on an aggregate index-wide basis. For example, when providing Benchmark Facilitation services, BAS or MLPFS may agree to buy a Specified Index Basket in the amount of $10 million on a VWAP basis. Similarly, when providing EFP Facilitation services, BAS or MLPFS may agree to buy the Specified Index Basket (long stock)/short futures positions with the "cash leg" valued to be $10 million on a market closing price basis. Through the ESP Service, the entire basket was traded on the NYSE at an aggregate price with one execution, but the purchaser became the direct owner of each of the individual stocks in the basket. In the J.P. Morgan No-Action Letter, each S&P 500 Basket transaction executed by JPMSI was based on a simultaneous entry of multiple orders that entails aggregate pricing and transfer of ownership for the entire basket, even though the transaction requires, as a mechanical matter, separate execution for each security in the basket. Similarly, each Specified Index Basket transaction executed by BAS or MLPFS will be based on a simultaneous entry of multiple orders that entails aggregate pricing and transfer of ownership for the entire basket, even though the transaction requires, as a mechanical matter, separate execution for each security in the basket.

In approving the ESP Service, the Commission noted that the "ESP market will have different trading dynamics than the market for the individual stocks, and that the regulatory structure for individual stocks may *not* be best suited for ESP trading" (emphasis added).[21] We respectfully submit that the same trading dynamics that led the Division to issue the ESP No-Action Letter in 1989 and the J.P. Morgan No-Action Letter in 2007 should lead the Division to extend the same no-action position to BAS' and MLPFS' index-based program trading.

BAS and MLPFS will not rely on this no-action letter to facilitate customer trades in a Specified Index Basket where BAC common stock comprises more than 5% of the value of the Specified Index or where a Specified Index is no longer composed of the equity securities of at least twenty different issuers. The ESP No-Action Letter specifies that the stock of the member firm or its affiliate must not comprise more than 5% of the value of the basket, whether standardized or customized through a split. According to the information provided by the NYSE in its request for no-action relief, the NYSE member firm's affiliate comprising the largest percentage of the S&P 500 Portfolio Index represented 2.19%. At the time of the JPMSI request in June 2007, the JPMorgan common stock comprised between 1.3% and 1.4% of the S&P 500, well below the limit imposed in the ESP No-Action Letter. BAS and MLPFS will monitor the composition of the Specified Indices and will not rely on the no-action position if BAC common stock comprises more than 5% of the value of the Specified Index or where a Specified Index is no longer composed of the equity securities of at least twenty different issuers.

[21] Exchange Act Rel. No. 27,382 (Oct. 26, 1989), 54 Fed. Reg. 45,834 (Oct. 31, 1989).

The NYSE provided exceptions from its Rule 312(g) (currently codified as Rule 312(f)) for transactions executed through the ESP Service.[22] Similarly, the NYSE staff has advised members that the NYSE would not object to members' index-based program trading under Rule 312.[23] Separately, also under NYSE Rule 312, a member firm may not effect any transaction (except on an unsolicited basis) for the account of any customer in, or make any recommendation with respect to, the equity security or any non-investment grade debt of the member firm itself or its parent corporation.[24] In compliance with this provision, all sales of the Specified Index Baskets or other index baskets that include the BAC common stock will be effected by BAC and MLPFS on an unsolicited basis. In short, from the perspective of compliance with the NYSE rules, there should be no reason not to allow the activities expressly permitted by NYSE Rule 800(c)(vii) outside the context of the now-defunct ESP Service.

In addition, it is worth emphasizing that, as in the J.P. Morgan No-Action Letter, BAS' and MLPFS' index-based program trading is subject to specific reporting obligations for program trades under the applicable rules of self-regulatory organizations ("**SROs**").[25] Also, as noted above, EFP trades are subject to the CFTC's oversight through a variety of sources, including the agency's review of contract market rules governing such transactions, its reporting and recordkeeping requirements, and contract markets' enforcement of their own rules.[26] As in other instances (*e.g.*, compliance with Regulation M restrictions), the existing oversight structure should provide assurance to the SEC that BAS' and MLPFS' index-based program trading remains subject to appropriate regulatory controls, such that further regulation under the Securities Act is unnecessary.

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[22] As noted by the NYSE in its incoming letter requesting the Division's no-action position, Rule 312 was interpreted by the NYSE staff to preclude a member firm whose affiliate's stock was a component of the S&P 500 Portfolio Index from effecting basket transactions for its own account without obtaining the exchange's approval. As part of its trading rules for the ESP Service, the NYSE provided exceptions for those member firms whose affiliates were included in the S&P 500 Portfolio Index.

[23] The NYSE staff has stated that the exchange would have no objections to a member firm selling or buying its parent corporation's stock in the ordinary course of its business as a broker-dealer to facilitate index basket trading activities by its customers, provided that such transactions have no material impact on the firm's overall financial soundness. *See*, J.P. Morgan No-Action Letter at footnote 20.

[24] *See* NYSE Info Memo 06-65 (Sep. 11, 2006).

[25] As NYSE member firms, BAS and MLPFS are required to submit Daily Program Trading Reporting ("**DPTR**") applications to the NYSE. *See* NYSE Info. Memo 03-9 (Mar. 17, 2003); NYSE Rule 476(a)(11). DPTRs must be provided by close of business on the second business day following the reportable activity (*i.e.*, T+2). For OATS reporting to the NASD, firms must indicate that a trade is a program trade or index arbitrage trade. NASD Rule 6954(b)(17). For this purpose, "program trade" and "index arbitrage trade" have the same meanings as in NYSE Rule 80A. The NYSE recently proposed to update the definition of program trading in its Rule 80A and to replace the DPTR requirement with a simplified audit trail procedure, and this proposal was approved by the SEC on May 22, 2007. *See* Exchange Act. Rel. No. 55,615 (Apr. 11, 2007), 72 Fed. Reg. 19,225 (Apr. 17, 2007); Exchange Act. Rel. No. 55,793 (May 22, 2007), 72 Fed. Reg. 29,567 (May 29, 2007). BAS' and MLPFS' facilitation of their customer trades of the Specified Index Baskets as described herein would meet the NYSE's newly amended definition of program trading under Rule 80A.

[26] CFTC Concept Release, 63 Fed. Reg. 3708, 3711 (Jan. 26, 1998).

Finally, we note that BAS and MLPFS will facilitate customer trades in Specified Index Baskets that include BAC common stock only where all of the conditions noted by the Division in the J.P. Morgan No-Action Letter are satisfied, except that the overall composition of the Basket would be such that each Basket will be composed of the securities comprising a Specified Index, rather than being limited to the S&P 500 Index. Without limitation, we note in this regard that:

- The transactions of BAS and MLPFS in BAC common stock will occur as part of an integrated set of transactions based on a Specified Index Basket and will be executed through computerized trading facilities that permit a simultaneous entry of multiple orders;

- Orders to sell all of the BAC common stock related to the Specified Index Basket will be entered simultaneously along with orders to sell all of the other component stocks;

- Neither BAS, MLPFS, nor any affiliate of BAC will solicit customer transactions in the BAC common stock or the Specified Index Baskets; and

- At any point in time, the individual percentage representation of common stock issued by BAC or an affiliate in a Specified Index Basket will be 5% or less of the value of the basket and the Specified Index Basket will be composed of the equity securities of at least twenty different issuers.

C. Conclusion

Based on the foregoing, it is our view that the application of the registration requirement in Section 5 of the Securities Act to a described transaction is the same for a Basket comprising a Specified Index as for a Basket comprising the S&P 500 Index. In addition, we believe that the rationale supporting the Division's position in each of the ESP No-Action Letter and the J.P. Morgan No-Action Letter is present here, including appropriate regulatory oversight and the small amount of the security in relation to the overall index. Accordingly, we request that the Division confirm that it would not recommend enforcement action against BAS, MLPFS or BAC, if BAS or MLPFS, while acting in a "principal" capacity, sells a Specified Index Basket that includes BAC common stock under the circumstances described above without registration under Section 5 of the Securities Act.

In accordance with Release No. 33-6269 (December 5, 1980), we are enclosing seven additional copies of this letter. Please acknowledge the receipt of this letter by date-stamping the enclosed receipt copy and returning it to us in the stamped, self-addressed envelope.

If you have any questions concerning the foregoing or desire any additional information, please do not hesitate to contact Martin Dunn (202.383.5418) or Robert Plesnarski (202.383.5149) of O'Melveny & Myers LLP or Glen Rae (646.855.2556) of Bank of America, N.A. Further, if your conclusions should differ from our own, we would appreciate it if you would contact us prior to any written response to this letter so that we may be given the opportunity to clarify our views. Thank you for your attention to this matter.

Sincerely,

<u>/s/ Martin P. Dunn</u>	<u>/s/ Robert T. Plesnarski</u>	<u>/s/ Glen A. Rae</u>
Martin P. Dunn	Robert T. Plesnarski	Glen A. Rae

cc: Teresa Brenner
Tanya Epstein
Andrew S. Margolin
Lauren C. Mullen
(Bank of America, N.A.)

David J. Lavan
(O'Melveny & Myers LLP)

Exhibit A

The Specified Indices

The following are each of the "Specified Indices" -- those indices in which BAC common stock is included -- that are discussed in this no-action request:

- *Dow Jones Industrial Average* (**"DJIA"**). The DJIA is a price-weighted average of 30 blue-chip stocks that are generally the leaders in their industry. It has been a widely followed indicator of the stock market since October 1, 1928 and is currently composed of approximately 30 stocks ;

- *Amex Institutional Index* (**"XII"**). The XII is an index that is currently composed of approximately 74 stocks most widely held as equity investments among institutional equity portfolios;

- *Morningstar Large Value Index* (**"MLVL"**). The MLVL is currently composed of approximately 56 publicly traded stocks on the NYSE, the AMEX and NASDAQ that have a large capitalization and low price such that they are eligible for inclusion on the index;

- *Russell 1000 Index* (**"RIY"**). The RIY is an index currently composed of approximately 974 component stocks that measure the performance of the large-capitalization sector of the U.S. equity market;

- *Russell 1000 Value Index* (**"RLV"**). The RLV is composed of stocks from the Russell 1000 Index that have lower price-to-book ratios and lower expected growth values and is currently composed of approximately 642 stocks;

- *KBW Bank Index* (**"BKX"**). The BKX is an index currently composed of approximately 24 publicly traded, geographically diverse, national money center banks and regional banking institutions;

- *Global Financials Sector Index* (**"SGFS"**). The SGFS is an index currently composed of approximately 219 companies involved in activities such as banking, mortgage finance, specialized finance, asset management & custody, corporate lending, financial investment, real estate and REITS;

- *Dow Jones U.S. Financial Sector Index* (**"DJUSFN"**). The DJUSFN is an index currently composed of approximately 267 companies from the banking, non-life insurance, life insurance, real estate, and general finance industries;

- *Dow Jones Global Select Dividend Index* (**"DJGSD"**). The DJGSD is an index currently composed of approximately 101 stocks;

- *S&P 100 Index* (**"OEX"**). The OEX is an index currently composed of approximately 100 blue chip stocks from diverse industries;

- *Amex Financial Select Index* (**"IXM"**). The IXM is an index currently composed of approximately 80 stocks that are components of the S&P 500 Index and are involved in the development or production of financial products;

- *Dow Jones U.S. Total Market Index* (**"DJUS"**). The DJUS is an index currently composed of approximately 1448 stocks that measure the performance of the U.S. equity broad market;

- *Dow Jones U.S. Financial Services Index* (**"DJUSF"**). The DJUSF is an index currently composed of approximately 50 stocks in the financial services industry segment of the U.S. equity market;

- *NYSE Composite Index* (**"NYA"**). The NYA is an index currently composed of approximately 1816 NYSE listed companies;

- *S&P 500 Financial Index* (**"S5FINL"**). The S5FINL is an index currently composed of approximately 80 companies from the banking, diversified financials, insurance, and real estate industries;

- *Russell 3000 Index* (**"RAY"**). The RAY is an index currently composed of approximately 2879 large U.S. companies representing approximately 98% of the investable U.S. equity market;

- *DJ Wilshire 5000 Index* (**"DWC"**). The DWC is the most comprehensive measure of the U.S. stock market with currently composed of approximately 4,487 component stocks;

- *Enhanced RAFI 1000 Index* (**"ERAFI"**). The ERAFI is a non-market capitalization weighted index currently composed of approximately 1001 component stocks and weighted based on dividends, cash flow, sales and book value;

- *MSCI US* (**"MXUS"**). The MXUS is an index that represents the universe of companies in the U.S. equity market including large, mid, small and micro cap companies and is currently composed of approximately 598 stocks;

- *MSCI Kokusai* (**"MXKO"**). The MXKO is an index representing global equity securities excluding Japan and is currently composed of approximately 1329 stocks;

- *NYSE Financial Index* (**"NYK"**). The NYK is an index composed of NYSE-listed companies in the Financial Sector and includes the common stock of Large, mid and small-cap companies and is currently composed of approximately 237 stocks;

- *Russell 1000 Growth* (**"RLG"**). The RLG is an index that measures the performance of the 1,000 largest companies in the Russell 3000 Index with higher price-to-book ratios and higher forecasted growth values and is currently composed of approximately 636 stocks;

- *__Russell 3000 Value__* __("**RAV**")__. The RAV is an index that includes those Russell 3000 companies with lower price-to-book ratios and lower forecasted growth values and is currently composed of approximately 1917 stocks;

- *__S&P 500/Citigroup Value Index__* __("**SVX**")__. The SVX is an index composed of large, value oriented U.S.-listed companies and is currently composed of approximately 373 stocks; and

- *__MSCI World__* __("**MXWO**")__. The MXWO is an index composed of stocks from 23 different countries and is currently composed of approximately 1677 stocks.

RP:tp

June 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Banc of America Securities LLC
Merrill Lynch Pierce Fenner & Smith Inc.
Incoming letter dated June 9, 2009

Based on the facts presented, the Division will not recommend that the Commission take enforcement action against BAC, BAS or MLPFS if BAS or MLPFS sells BAC common stock in the manner described in your letter without registration under the Securities Act. Capitalized terms in this letter have the same meaning as in your letter.

This position is limited to sales by BAS or MLPFS of BAC common stock in connection with facilitating BAS and MLPFS customer transactions in Baskets comprised of the component stocks of a Specified Index. In reaching this position, we particularly note that:

- BAS and MLPFS transactions in the BAC common stock will occur as part of an integrated set of transactions based on a Basket comprising the component stocks of a Specified Index and executed through computerized trading facilities that permit a simultaneous entry of multiple orders.

- Orders to sell all of the BAC common stock related to the Basket comprising the component stocks of a Specified Index will be entered simultaneously along with orders to sell all the other component stocks.

- Neither BAS, MLPFS nor any affiliate of BAC will solicit customer transactions in the BAC common stock or the Baskets comprising the component stocks of a Specified Index.

- At any point in time, the individual percentage representation of stock issued by BAC or an affiliate in a Basket comprising the component stocks of a Specified Index will be 5% or less of the value of such Basket, and such Specified Index will be composed of the equity securities of at least 20 different issuers.

- None of the Specified Indices was created by BAC, BAS, MLPFS or any of their affiliates.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses only the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Thomas J. Kim
Chief Counsel and Associate Director